Exhibit 99.4

NICE to Demonstrate its NG9-1-1-ready Solutions and New NICE Inform
Audio Analytics at APCO 2015

Paramus, New Jersey – August 11, 2015 –NICE Systems (NASDAQ: NICE) today announced that it will present and exhibit its portfolio of NG9-1-1-ready public safety solutions, including the newly launched NICE Inform Audio Analytics, at APCO International’s 81st Conference & Expo. The event takes place August 16-19 in Washington, D.C.

NICE Inform Audio Analytics uses keywords and phrases to quickly search and categorize 9-1-1 recordings so public safety answering points (PSAPs) can streamline their investigations, uncover hidden leads, and extract operational insights. Quality assurance managers can also use Audio Analytics to identify calls relating to specific types of incidents and ensure that the responses meet the necessary quality and compliance standards.

NICE will also exhibit other solutions designed to meet the requirements of PSAPs as they gear up for Next Generation emergency communications, including:

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Text-to-9-1-1 Logging: It’s estimated that more than 600 PSAPs now accept Text-to-9-1-1 messages. NICE Systems' Text-to-9-1-1 logging solution captures and reconstructs text communications for incident investigations and quality assurance. It’s also compatible with NENA's i3 standards, supports transitional Text-to-9-1-1 solutions, and integrates with NICE Inform to combine data from various capture platforms, including SIP-based VoIP and video.

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Quality Assurance: NICE’s Quality Assurance solution ensures that PSAPs are meeting high-quality service standards, even as they transition to NG9-1-1. It enables 9-1-1 centers to go beyond simply reviewing calls and recreate the complete incident timeline. The solution fuses 9-1-1, dispatch, and radio recordings with video, screen recordings, GIS, 9-1-1 text messages, and other multimedia data for comprehensive incident reconstruction.

In addition, NICE will participate in a panel discussion titled “Cloud-based Solutions for Your PSAP: What You Need to Know” on August 19, at 2:25 p.m. John Rennie, General Manager of the Public Safety Global Business Unit at NICE, and Teddy Kavaleri, Chief IT Officer (CIO) for the Office of Unified Communications, Washington D.C., will discuss the benefits of cloud-based solutions and how they fit into the NG9-1-1 landscape.

On Monday August 17, at 11:30 a.m., NICE will also host a 10th anniversary award celebration in the NICE booth (#1423) to honor the 2015 PSAPs’ Finest Award recipients.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.